Exhibit 12.1
STATEMENT OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine
	Months Ended	For the Year Ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges (1)

Excluding Interest on Deposits	1.64	2.12	4.36	4.61	7.80	10.01

Including Interest on Deposits	1.22	1.31	2.09	2.44	3.19	2.98

(1)      For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense, which Park
National Corporation believes is representative of the interest factor.

Earnings
Income before income taxes	$23,546,000	$52,677,000	$133,077,000	$135,424,000	$129,249,000	$123,189,000

Fixed Charges:
Interest on deposits	69,610,000	121,021,000	82,272,000	56,899,000	39,998,000	48,600,000
Interest expense on borrowings and long-term debt	35,968,000	46,126,000	39,043,000	36,996,000	18,704,000	13,392,000
Rent expense interest factor (1/3)	610,989	731,723	530,030	476,528	303,595	283,735

Total fixed charges, including interest on deposits	$106,188,989	$167,878,723	$121,845,030	$94,371,528	$59,005,595	$62,275,735
Total fixed charges, excluding interest on deposits	$36,578,989	$46,857,723	$39,573,030	$37,472,528	$19,007,595	$13,675,735